UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Haynes International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33288	06-1185400
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1020 West Park Avenue, Kokomo, Indiana	46904-9013
(Address of principal executive offices)	(Zip Code)

Daniel W. Maudlin (765) 456-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Haynes International, Inc. (the “Company” or “we”) has prepared this Specialized Disclosure Report on Form SD for the year ended December 31, 2021 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission in order to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold and wolframite or their derivatives, which are limited to tantalum, tin and tungsten ("3T").

As a developer and manufacturer of high-performance nickel- and cobalt-based alloys, we are not involved with the actual mining of conflict minerals.  We make limited purchases of raw or unrefined tantalum and tungsten, primarily scrap or recycled material, and make no purchases in the Democratic Republic of the Congo or any of its adjoining countries (collectively, the “Covered Countries”).

Our conflict minerals policy can be found at www.haynesintl.com/investor-relations/our-company/conflicts-minerals-policy

Reasonable Country of Origin Inquiry

After determining that several of our products contain tantalum or tungsten that is necessary to the functionality of the products, we undertook a reasonable country of origin inquiry in accordance with the Rule in order to determine whether any of those conflict minerals originated in any Covered Countries or were from recycled or scrap sources.  As part of our reasonable country of origin inquiry, we took the following steps:

•	Complied with our conflict minerals policy consistent with guidelines established by the Organisation for Economic Co-operation and Development (“OECD”);
•	Sent a letter to suppliers indicating our intention to comply with the Rule and our need for their assistance in such compliance;
•	Adopted and obtained from suppliers completed copies of the Conflict Minerals Reporting Template (the “CMRT”) prepared by the Responsible Business Alliance (“RBA”) and Global e-Sustainability Initiative (“GeSI”);
•	Completed automated data validation on all submitted CMRTs to ensure accuracy of submissions and identify any contradictory answers in the CMRT;
•	Included language in each purchase order requiring suppliers to provide only scrap tantalum or tungsten or refined tantalum or tungsten obtained from sources outside the Covered Countries.

We began our scoping process by developing a list of our suppliers that provide us with products that may contain one or more of the 3Ts. We then populated the list with contact information and provided it to our third-party service provider (“Service Provider”). The supplier list was then uploaded to our Service Provider’s software tool that allows suppliers to upload completed CMRTs directly to the platform for assessment and management. The software tool also allows us to store and manage supplier requests and documentation for a period of 5 years.

From there, we removed from the list service providers, indirect materials suppliers and other suppliers who are inactive. This helped ensure that all suppliers surveyed provided items to Haynes during the 2021 reporting year. Through this process we determined that 22 suppliers were out of scope.

We sent the CMRT version 6.01 or higher to 15 suppliers in the 2021 reporting year and received complete, valid responses from all 15 suppliers. This constitutes 100% responses from relevant suppliers. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. As well, our Service Provider provided training and education to guide suppliers on best practices and the use of this template. The Service Provider also monitored and tracked all communications in its software tool for future reporting and transparency.

We have relied on our suppliers’ formal and informal responses to provide us with information about the source of conflict minerals contained in the products supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

As part of our validation program, our Service Provider reviewed information available through the Responsible Minerals Initiative association (“RMI”), which conducts audits of smelters. The RMI, through its Conflict-Free Smelter Program, uses independent third-party audits to certify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that are considered compliant with the Conflict-Free Smelter Program audit protocols, as determined by the RMI, is published on the RMI website. Our Service Provider reviewed the origin data assessment from RMI for the smelters identified by suppliers in connection with the CMRT responses received. All smelters were certified by the RMI and we determined no further investigation was required.

Based upon our review of the materials provided to us and our Service Provider through our reasonable country of origin inquiry, we have no reason to believe that any of the 3T we purchased from January 1, 2021 through December 31, 2021 triggered any additional filing requirements.

This Form SD is publicly available under the “Investor Relations” tab on our website at www.haynesintl.com.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2022	Haynes International, Inc.

	By:	/s/ Daniel W. Maudlin
Daniel W. Maudlin
Vice President – Finance, CFO